UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ZONED PROPERTIES, INC.

 (Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

98978X 208

(CUSIP Number)

ALEX McLAREN

c/o Zoned Properties, Inc.

14300 N. Northsight Blvd., #208,

Scottsdale, AZ 85260

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978X 208	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALEX McLAREN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000
	8.	SHARED VOTING POWER 1,501,667
	9.	SOLE DISPOSITIVE POWER 10,000
	10.	SHARED DISPOSITIVE POWER 1,501,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1   This percentage is calculated based on 17,060,250 shares of common stock outstanding as of December 18, 2015.

CUSIP No. 98978X 208	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) McLAREN FAMILY LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,501,667
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,501,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN

2   This percentage is calculated based on 17,060,250 shares of common stock outstanding as of December 18, 2015.

CUSIP No. 98978X 208	13D	Page 4 of 7 Pages

EXPLANATORY NOTE

This Schedule 13D is being filed on behalf of Alex McLaren and McLaren Family LLLP (the “Partnership” and together with Mr. McLaren, the “Reporting Persons”). Mr. McLaren is the general partner of the Partnership. This Schedule 13D relates to the common stock of Zoned Properties, Inc. (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer. Mr. McLaren directly owns 10,000 shares of the Common Stock to which this Schedule 13D relates, and the Partnership directly owns 1,501,667 shares of the Common Stock to which this Schedule 13D relates.

In addition, the Partnership owns 1,000,000 shares of the Issuer’s non-convertible preferred stock. Each share of the Common Stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each share of the Issuer’s non-convertible preferred stock is entitled to 50 votes per share on each matter submitted to a vote of stockholders. Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the preferred stock, the Reporting Persons and another stockholder (Greg Johnston) have the ability to control the outcome of all matters submitted to a vote of stockholders, including the election of directors. In addition, certain corporate action requires the affirmative vote by holders of at least 51% of the outstanding preferred stock. On those matters that require the approval of at least 51% of the preferred stock, both the Reporting Persons and Mr. Johnston must provide their approval inasmuch as each of them owns 50% of the outstanding preferred stock.

Mr. McLaren may be deemed to have beneficial ownership over the Common Stock held by the Partnership.

Item 1. Security and Issuer.

This statement relates to the common stock of Zoned Properties, Inc. The issuer’s principal executive offices are located at 14300 N. Northsight Blvd., #208, Scottsdale, AZ 85260.

Item 2. Identity and Background.

(a) This statement is filed by the Reporting Persons. Mr. McLaren is the general partner of the Partnership. The Partnership is organized as a limited liability limited partnership under the laws of the State of Arizona.

(b) Mr. McLaren’s business address is 14300 N. Northsight Blvd., #208, Scottsdale, AZ 85260. The Partnership’s business address is 5568 E. Sheena Dr., Scottsdale, AZ 85254.

(c) Mr. McLaren’s principal business is medical educator and researcher. The Partnership’s principal business is to invest and trade in securities.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as set forth herein, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McLaren is a U.S. citizen.

CUSIP No. 98978X 208	13D	Page 5 of 7 Pages

Item 3. Source or Amount of Funds or Other Consideration.

On January 14, 2014, approximately 1,667 shares of common stock were purchased from the Issuer by the McLaren Family LLLP in exchange for payment of $200,040. On July 28, 2014, 1,500,000 shares of common stock were purchased from the Issuer by the McLaren Family LLLP in exchange for payment of $15,000. On January 14, 2015, the Issuer granted Alex McLaren 10,000 shares of common stock in exchange for his services as a Director of the Company.

Item 4. Purpose of Transaction.

The Reporting Persons intend to participate in and influence the affairs of the Issuer only with respect to their voting rights associated with their shares of Common Stock and preferred stock.

In addition to the Common Stock held by the Reporting Persons, the Partnership owns 1,000,000 shares of the Issuer’s non-convertible preferred stock. Each share of the Common Stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each share of the Issuer’s non-convertible preferred stock is entitled to 50 votes per share on each matter submitted to a vote of stockholders. Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the preferred stock, the Reporting Persons and another stockholder (Greg Johnston) have the ability to control the outcome of all matters submitted to a vote of stockholders, including the election of directors. In addition, certain corporate action requires the affirmative vote by holders of at least 51% of the outstanding preferred stock. On those matters that require the approval of at least 51% of the preferred stock, both the Reporting Persons and Mr. Johnston must provide their approval inasmuch as each of them owns 50% of the outstanding preferred stock.

The Reporting Persons’ aggregate voting power, with their Common Stock and preferred stock, is 44.0%.

The Reporting Persons do not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own 1,511,667 shares of Common Stock, representing approximately 8.9% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 17,060,250 shares of common stock outstanding as of December 18, 2015. Of these shares, Mr. McLaren holds 10,000 shares of Common Stock directly, and the Partnership holds 1,501,667 shares of Common stock directly. Mr. McLaren may be deemed to have beneficial ownership over the Common Stock held by the Partnership.

In addition to the Common Stock held by the Reporting Persons, the Partnership owns 1,000,000 shares of the Issuer’s non-convertible preferred stock. Each share of the Common Stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each share of the Issuer’s non-convertible preferred stock is entitled to 50 votes per share on each matter submitted to a vote of stockholders. Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the preferred stock, the Reporting Persons and another stockholder (Greg Johnston) have the ability to control the outcome of all matters submitted to a vote of stockholders, including the election of directors. In addition, certain corporate action requires the affirmative vote by holders of at least 51% of the outstanding preferred stock. On those matters that require the approval of at least 51% of the preferred stock, both the Reporting Persons and Mr. Johnston must provide their approval inasmuch as each of them owns 50% of the outstanding preferred stock.

CUSIP No. 98978X 208	13D	Page 6 of 7 Pages

(b)	The Reporting Persons beneficially own 1,511,667 shares of Common Stock, representing approximately 8.9% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 17,060,250 shares of common stock outstanding as of December 18, 2015. Of these shares, Mr. McLaren holds 10,000 shares of Common Stock directly, and the Partnership holds 1,501,667 shares of Common stock directly. Mr. McLaren may be deemed to have beneficial ownership over the Common Stock held by the Partnership.

(c)	The Reporting Persons did not effect any transactions in the Issuer’s common stock since October 22, 2015.

(d)	Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that are the subject of this statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. Neither of the Reporting Persons: (i) holds options to purchase shares of common stock, (ii) has an interest in any other securities of the issuer, except as set forth in Items 4 and 5(a) above, and (iii) is a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of January 13, 2016, by and among the Reporting Persons

CUSIP No. 98978X 208	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2016

/s/ Alex McLaren
Alex McLaren

McLAREN FAMILY LLLP

By:	/s/ Alex McLaren
Name:	Alex McLaren
Title:	General Partner